UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

DiamondHead Holdings Corp.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

25278L105

(CUSIP Number)

David T. Hamamoto

250 Park Ave., 7th Floor

New York, New York 101777

Telephone: (212) 572-6260

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 26, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25278L105
1	NAMES OF REPORTING PERSONS
David T. Hamamoto
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,250,000 (1)(2)(3)
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
1,250,000 (1)(2)(3)
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,250,000 (1)(2)(3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
28.1% (4)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Consists of 1,250,000 shares of Class A common stock of the Issuer (defined below), par value $0.0001 per share (the “Class A Common Shares”).

(2) Does not include 8,625,000 shares of Class B common stock of the Issuer, par value $0.0001 per share, held by DHP SPAC-II Sponsor LLC (the “Sponsor”), which, as described under the heading “Description of Securities—Founder Shares” in the registration statement on Form S-1 (File No. 333-251961) (the “Registration Statement”) filed by the Issuer with the Securities and Exchange Commission on January 8, 2021, will automatically convert into Class A Common Shares at the time of the Issuer’s initial business combination on a one-for-one basis, subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations and the like, and certain anti-dilution rights and have no expiration date. Mr. Hamamoto is the managing member of Diamond Head Partners LLC, the managing member of DHP SPAC-II Sponsor LLC, and may be deemed to have sole voting and dispositive power with respect to the shares held by DHP SPAC-II Sponsor LLC.

(3) Does not include 4,983,999 Class A Common Shares issuable upon the exercise of 4,983,999 private placement warrants held by DHP SPAC-II Sponsor LLC. Each private placement warrant will be exercisable to purchase one Class A Common Share at a price of $11.50 per share, subject to adjustment, 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation, as described under the heading “Description of Securities—Private Placement Warrants” in the Registration Statement.

(4) Based on 4,441,032 Class A Common Shares issued and outstanding as of January 26, 2023, as reported in Amendment No. 4 to Form S-4 (File No. 267920) filed by the Issuer with the Securities and Exchange Commission on January 30, 2023.

Item 1.	Security and Issuer.

The title and class of equity securities to which this statement on Schedule 13D (“Schedule 13D”) relates are the shares of Class A common stock of the Issuer (defined below), par value $0.0001 per share (the “Class A Common Shares”) of DiamondHead Holdings Corp., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 250 Park Ave., 7th Floor, New York, NY 10177.

Item 2.	Identity and Background.

(a)	This Schedule 13D is filed by David T. Hamamoto (“Mr. Hamamoto” or the “Reporting Person”).
(b)	The principal business address of Mr. Hamamoto is 250 Park Ave., 7th Floor, New York, New York 10177.
(c)

The Reporting Person, a natural person, is the Chairman and Co-Chief Executive Officer of the Issuer, and the managing member of Diamond Head Partners LLC. Mr. Hamamoto is a citizen of the United States of America.

(d)	During the last five years preceding the date of this filing, Mr. Hamamoto has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	During the last five years preceding the date of this filing, Mr. Hamamoto has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, which resulted in Mr. Hamamoto being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Between January 12, 2023 and January 18, 2023, pursuant to the terms of that certain Financing Commitment Letter, dated September 10, 2022 (the “Financing Commitment Letter”), by and among the Issuer, DHP SPAC-II Sponsor LLC (the “Sponsor”), David T. Hamamoto and Antara Capital Total Return SPAC Master Fund LP (“Antara Capital”), the Reporting Person acquired 1,250,000 Class A Common Shares. All such transactions listed in the table below were effected in open market transactions. The prices set forth in the table below do not include commissions. The acquisition was funded through Mr. Hamamoto’s personal funds and a loan from Antara Capital Master Fund LP on the terms set forth in the Financing Commitment Letter.

Trade Date	Number of Class A Common Shares Purchased	Price Per Share
01/12/2023	1,000,000	$10.09
01/17/2023	1,000	$10.08
01/17/2023	86,744	$10.09
01/18/2023	162,256	$10.085

Item 4.	Purpose of Transaction.

The response to Item 6 of this Schedule 13D is incorporated into this Item 4 by reference.

On September 10, 2022, the Issuer and Hestia Merger Sub, Inc., a South Carolina corporation and wholly-owned subsidiary of the Issuer (“Merger Sub”), entered into a Business Combination Agreement (as it may be amended, supplemented or otherwise modified from time to time in accordance with its terms, the “Business Combination Agreement”) with Great Southern Homes, Inc., a South Carolina corporation (“GSH”). If, among other conditions, (i) the Business Combination Agreement and the transactions contemplated thereby (the “Transactions”), including the Business Combination (as defined therein), are adopted by the Issuer’s stockholders, and (ii) the Business Combination is subsequently consummated, Merger Sub will merge with and into GSH (the “Business Combination”), with GSH surviving the merger as a wholly-owned subsidiary of the Issuer.

In connection with the execution of the Business Combination Agreement, the Sponsor, Mr. Hamamoto and Antara Capital entered into the Financing Commitment Letter with DHHC pursuant to which Mr. Hamamoto and Antara Capital each committed, directly or indirectly through their respective affiliates, (i) to purchase (in open market transactions or otherwise) and beneficially own no less than 1,250,000 Class A Common Shares and (ii) following such purchases, not to sell, contract to sell, redeem or otherwise transfer or dispose of, directly or indirectly, the acquired shares or the economic ownership of the acquired shares at any time prior to the consummation of the Transactions. The Class A Common Shares reported on this Schedule 13D were acquired to fulfill Mr. Hamamoto’s obligations under the Financing Commitment Letter.

Mr. Hamamoto serves as the Co-Chief Executive Officer and Chairman of the Board of Directors of the Issuer, and, in such capacities, may have influence over the activities of the Issuer, including activities that may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Subject to any transfer or redemption restrictions set forth in the Sponsor Agreement (as defined below), the Registration Rights Agreement (as defined below) or the Financing Commitment Letter, and the Issuer’s insider trading policy, Mr. Hamamoto may, from time to time or at any time, subject to market conditions and other factors, purchase additional Class A Common Shares in the open market, in privately negotiated transactions or otherwise, or sell all or a portion of the Class A Common Shares now owned or hereafter acquired by him, in each case, as appropriate for his personal circumstances.

In addition to the foregoing, Mr. Hamamoto may engage in discussions from time to time with other members of the Issuer’s management and/or Board of Directors and/or with other shareholders of the Issuer and/or other third parties. Such discussions may include, without limitation, discussions with respect to the governance, board composition, management, operations, business, assets, capitalization, financial condition, strategic plans and future of the Issuer, as well as other matters related to the Issuer. These discussions may also include a review of options for enhancing shareholder value through, among other things, various strategic alternatives (including acquisitions and divestitures) or operational or management initiatives.

Mr. Hamamoto intends to review his investment in the Issuer on a continuing basis and may take from time to time and at any time in the future, depending on various factors (including, without limitation, the outcome of the Business Combination or any other discussions referenced above), such actions as he deems appropriate in respect thereof, including proposing or considering, or changing his intention with respect to, one or more of the actions described above or otherwise referred to in subparagraphs (a)-(j), inclusive, of Item 4 of Schedule 13D. Mr. Hamamoto may also take steps to explore and prepare for various plans and actions, and propose transactions, regarding the foregoing matters, before forming an intention to engage in such plans or actions or proceed with such transactions.

The description of the Business Combination Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 2.1 to the Registration Statement on Form S-4 (File No. 333-267820) filed with the Securities and Exchange Commission (the “SEC”) on October 11, 2022 (and is incorporated by reference herein as Exhibit 1).

The description of the Financing Commitment Letter is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.14 to the Issuer’s Registration Statement on Form S-4 (File No. 333-267820), as amended, originally filed by the Issuer with the SEC on October 11, 2022 (and is incorporated by reference herein as Exhibit 2).

Item 5.	Interest in Securities of the Issuer.

The responses of Mr. Hamamoto to rows (7) through (13) of the cover pages and Items 2, 3, 4 and 6 of this Schedule 13D are incorporated into this Item 5 by reference.

(a)-(b)	Mr. Hamamoto is the record holder and beneficial owner of 1,250,000 Class A Common Shares.
(c)

Except for the transactions described in Items 3, 4 and 6 of this Schedule 13D, which are incorporated into this Item 5(c) by reference, Mr. Hamamoto has not effected any transactions in the Issuer’s common stock during the past 60 days.

(d)	Not applicable.
(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth or incorporated in Items 3 and 4 is hereby incorporated by reference in its entirety into this Item 6.

Securities Subscription Agreement

In connection with the organization of the Issuer, on October 21, 2020, the Sponsor purchased the 8,625,000 shares of Class B common stock of the Issuer, par value $0.0001 per share (“Founder Shares”), pursuant to the Securities Subscription Agreement, dated October 21, 2020, between the Issuer and the Sponsor (the “Securities Subscription Agreement”) for $25,000, or approximately $0.003 per share. Simultaneously with the closing of the Issuer’s initial public offering on January 28, 2021 (the “Initial Public Offering”), the Sponsor purchased 4,983,999 private placement warrants (the “Private Placement Warrants”) at a price of $1.50 per warrant, which grant the Sponsor the right to purchase Class A Common Shares at a price of $11.50 per share.

The description of the Securities Subscription Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.5 to the Issuer’s Registration Statement on Form S-1 (File No. 333-251961) filed with the SEC on January 8, 2021 (and is incorporated by reference herein as Exhibit 3).

Registration Rights Agreement

In connection with the Initial Public Offering, Mr. Hamamoto and certain securityholders of the Issuer entered into a Registration Rights Agreement with the Issuer, dated as of January 25, 2021 (the “Registration Rights Agreement”), pursuant to which, among other things, the securityholders (including Mr. Hamamoto) (i) agreed not to transfer the Private Placement Warrants and the Class A Common Shares issuable upon exercise of the foregoing and upon conversion of the Founder Shares during a specified lock-up period, subject to certain exceptions described therein and (ii) will be granted certain registration rights with respect to their Class A Common Shares in the post-business combination company.

Pursuant to the terms of the Registration Rights Agreement, Mr. Hamamoto’s Founder Shares are subject to a lock up period commencing upon the consummation of the Issuer’s initial business combination and ending on the earlier of (A) one year after the completion of the Issuer’s initial business combination or (B) subsequent to the Issuer’s initial business combination, (x) if the last reported sale price of the Class A Common Shares equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Issuer’s initial business combination or (y) the date on which the Issuer completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Issuer’s public stockholders having the right to exchange their Class A Common Shares for cash, securities or other property.

The Private Placement Warrants are subject to a lock up period commencing upon the consummation of the Issuer’s initial business combination and ending 30 days after the completion of the Issuer’s initial business combination.

The description of the Registration Rights Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on January 28, 2021 (and is incorporated by reference herein as Exhibit 4).

If the Business Combination with the GSH is consummated, Mr. Hamamoto expects to enter into an Amended and Restated Registration Rights Agreement with the post combination company. A description of the Amended and Restated Registration Rights Agreement is set forth in the Issuer Registration Statement on Form S-4 (File No. 333-267820), as amended, originally filed by the Issuer with the SEC on October 11, 2022, and is qualified in its entirety by reference to the full text of the form of such agreement, a copy of which was filed by the Issuer as Annex D to such registration statement (and is incorporated by reference herein as Exhibit 5).

Sponsor Agreement

In connection with the execution of the Business Combination Agreement, the Sponsor entered into a sponsor support agreement (the “Sponsor Agreement”) with the Issuer and GSH, pursuant to which the Sponsor agreed to, among other things, (i) vote at any meeting of the stockholders of the Issuer all of its common shares of the Issuer held of record or thereafter acquired in favor of the transactions contemplated by the Business Combination Agreement (and the ancillary agreements contemplated thereby), and the adoption of the Business Combination Agreement; (ii) be bound by certain other covenants and agreements related to the Business Combination; and (iii) be bound by certain transfer and redemption restrictions with respect to shares of common stock of the Issuer during the period between the date of the Sponsor Agreement and the closing of the Business Combination, subject to certain exceptions set forth in the Sponsor Agreement.

The Sponsor has agreed, subject to certain exceptions, not to transfer 2,120,627 Founder Shares (the “Sponsor Earn Out Shares”) held by it, until such Founder Shares are released under the terms of the Sponsor Agreement. Pursuant to the Sponsor Agreement, (i) 37.5% of such Founder Shares will be released upon the occurrence of Triggering Event I (defined below), (ii) 37.5% of such Founder Shares will be released upon the occurrence of Triggering Event II (defined below), and (iii) 25% of such Founder Shares will be released upon the occurrence of Triggering Event III (defined below). Any such Founder Shares not released prior to the fifth anniversary of the Closing will be deemed to be forfeited.

“Triggering Event I” will be considered achieved when the volume weighted average price per Class A Common Share following the consummation of the Business Combination on Nasdaq is greater than or equal to $12.50 for any 20 trading days within a 30-trading day period. “Triggering Event II” will be considered achieved when the volume weighted average price per Class A Common Share following the consummation of the Business Combination on Nasdaq is greater than or equal to $15.00 for any 20 trading days within a 30-trading day period. “Triggering Event III” will be considered achieved when the volume weighted average price per Class A Common Share following the consummation of the Business Combination on Nasdaq is greater than or equal to $17.50 for any 20 trading days within a 30-trading day period.

The Sponsor Agreement (other than the provisions of the Sponsor Agreement relating to the Sponsor Earn Out Shares described above) will terminate upon the earlier of (i) the consummation of the Business Combination and (ii) the termination of the Business Combination Agreement. The provisions of the Sponsor Agreement relating to the Sponsor Earn Out Shares will terminate upon the earlier of (x) the vesting of all Founder Shares and (y) the fifth anniversary of the Closing.

The description of the Sponsor Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on September 12, 2022 (and is incorporated by reference herein as Exhibit 6).

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Exhibit Description

1

Business Combination Agreement, dated as of September 10, 2022, by and among the Issuer, Merger Sub and GSH (incorporated by reference to Exhibit 2.1 to the Issuer’s Registration Statement on Form S-4 filed with the SEC on October 11, 2022).

2

Financing Commitment Letter, dated as of September 10, 2022, by and among the Issuer, the Sponsor, David T. Hamamoto and Antara Capital (incorporated by reference to Exhibit 10.14 to the Issuer’s Registration Statement on Form S-4 filed with the SEC on October 11, 2022).

3

Securities Subscription Agreement, dated October 21, 2020, between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.5 to the Issuer’s Registration Statement on Form S-1 filed with the SEC on January 8, 2021).

4

Registration Rights Agreement, dated January 25, 2021, by and among the Issuer, the Sponsor and certain other parties thereto (incorporated by reference to Exhibit 10.3 to the Issuer Current Report on Form 8-K filed with the SEC on January 28, 2021).

5	Form of Amended and Restated Registration Rights Agreement, by and among the Issuer, the Sponsor and certain other stockholders of the Issuer and certain former stockholders of GSH (incorporated by reference to Exhibit 10.10 to the Issuer’s Registration Statement on Form S-4 filed with the SEC on October 11, 2022).

6

Sponsor Support Agreement, dated as of September 10, 2022, by and among the Sponsor, the Issuer, GSH and certain other parties thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on September 12, 2022).

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 6, 2023

David T. Hamamoto

By:	/s/ David T. Hamamoto
David T. Hamamoto